Exhibit 99.2

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

UNAUDITED

IN U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2026	2025
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,985	$5,528
Short term deposits	4,052	3,011
Prepaid expenses and other current assets	960	900
Short-term investment	6	1

Total current assets	8,003	9,440

NON-CURRENT ASSETS:

Operating lease right of use assets	47	69
Property, plant and equipment, net	5	5

Total non-current assets	52	74

Total assets	$8,055	$9,514

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2026	2025
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$681	$1,161
Current maturity of operating lease liability	48	56
Deferred revenues	405	405
Other accounts payable	1,091	1,109

Total current liabilities	2,225	2,731

NON-CURRENT LIABILITIES:

Long - term operating lease liability	1	15
Deferred revenues	974	1,176

Total long-term liabilities	975	1,191

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 30,000,000 and 14,000,000 shares at June 30, 2026 and December 31, 2025, respectively; Issued and outstanding: 4,285,093 and 2,618,425 shares as of June 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	184,518	180,654
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(180,790)	(176,189)

Total shareholders’ equity	4,855	5,592

Total liabilities and shareholders’ equity	$8,055	$9,514

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATING LOSS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2026	2025
	Unaudited

Revenues	$202	$202

Research and development expenses	(3,456)	(3,034)
General and administrative expenses	(1,426)	(2,066)

Operating loss	(4,680)	(4,898)

Financial income, net	79	22

Operating loss	(4,601)	(4,876)

Basic and diluted net loss per share	(1.24)	(4.29)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share (*)	3,711,018	1,137,303

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 6.

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated
	Number	Amount	capital	income	deficit	Total equity

Balance as of January 1, 2026	2,618,425	$-	$180,654	$1,127	$(176,189)	$5,592

Operating loss	-	-	-	-	(4,601)	(4,601)

Issuance of ordinary shares, net of issuance costs $558	1,666,668	-	3,772	-	-	3,772

Share-based payments	-	-	92	-	-	92

Balance as of June 30, 2026	4,285,093	$-	$184,518	$1,127	$(180,790)	$4,855

Balance as of January 1, 2025 (*)	994,394	-	$170,670	$1,127	$(166,361)	$5,436

Operating loss		-	-	-	(4,876)	(4,876)

Issuance of ordinary shares and warrants, net of issuance costs of $452 (*)	250,000		2,548			2,548
Issuance of ordinary shares due to ATM, net of issuance costs of $170 (*)	68,075	-	825	-	-	825

Share-based payments (*)	10,000	-	251	-	-	251

Balance as of June 30, 2025 (*)	1,322,469	$-	$174,294	$1,127	$(171,237)	$4,184

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 6.

 The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2026	2025
	Unaudited

Cash flows from operating activities:

Net loss	$(4,601)	$(4,876)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	1	23
Reduction in the carrying amount of operating lease right of use asset	22	20
Share-based payments	92	251
Changes in fair value of short-term investment	(5)	3
Financial expenses (income), net	(41)	48

Change in prepaid expenses, and other current assets	(60)	(73)
Decrease in operating lease liability	(22)	(14)
Decrease (increase) in trade payables	(480)	534

Decrease in deferred revenues	(202)	(198)
Decrease in other accounts payable	(18)	(470)

Net cash used in operating activities	$(5,314)	$(4,752)

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2026	2025
	Unaudited

Cash flows from investing activities:
Purchase of property, plant and equipment	(1)	(1)
Maturity (investment) in short term deposits, net	(1,000)	3,000

Net cash (provided by) used in investing activities	$(1,001)	$2,999

Cash flows from financing activities:

Proceeds from issuance of ordinary shares due to ATM, net of issuance costs	-	825
Proceeds from issuance of ordinary shares, net of issuance costs	3,772	2,548

Net cash provided by financing activities	$3,772	$3,373

Exchange differences on balances of cash and cash equivalents	-	9

Increase (decrease) in cash and cash equivalents	(2,543)	1,629
Cash and cash equivalents at the beginning of the period	5,528	4,825

Cash and cash equivalents at the end of the period	$2,985	$6,454

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.	Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of psoriasis, liver cancer, NASH and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators at the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 2 ordinary shares of the Company.

b.	Under Accounting Standard Codification (“ASC”) Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management’s evaluation should initially not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Evaluation of Substantial Doubt Raised

In performing the first step of the evaluation, the Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

●	History of net losses of $ 4,601 and $ 4,876 for the Six months ended June 30, 2026 and 2025, respectively.

●	Net operating cash outflow of $5,314 and $4,752 for the Six months ended June 30, 2026 and 2025, respectively.

●	Reliance on additional financing in order to execute its research and development plans.

Consideration of Management’s Plans

In performing the second step of this assessment, the Company is required to evaluate whether it is probable that the Company’s plans will be effectively implemented within one year after the financial statements are issued and whether it is probable those plans will alleviate the substantial doubt raised about the Company’s ability to continue as a going concern. As of June 30, 2026, the Company had $7,037 available cash and cash equivalents.

The Company has approved a plan, to improve its available cash balances, liquidity and cash flows generated from operations. The Company is prepared to implement the following actions as required by business and market conditions: reducing non-essential expenses to conserve cash and improve its liquidity position, deferral and reprioritization of certain research and development programs that would involve reduced program spend until additional financing will be obtained in order to strengthen liquidity and to preserve key research and development, commercial and functional roles.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (Cont.)

Management Assessment of Ability to Continue as a Going Concern

The Company has a history of operating losses and negative cash flows from operations. However, despite these conditions, the Company believes management’s plans, as described more fully above, will provide sufficient liquidity to meet its financial obligations.

Therefore, management concluded these plans alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least twelve months from the date that the consolidated financial statements were issued.

Future Plans and Considerations

Although not considered for purposes of the Company’s assessment of whether substantial doubt was alleviated, the Company has plans to improve operating cash flows by entering into strategic partnerships with other companies that can provide access to additional customers and new markets. The Company may also seek to raise additional funds through the issuance of debt and/or equity securities or otherwise.

The Company’s plans are subject to inherent risks and uncertainties. Accordingly, there can be no assurance that the Company’s plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated.

Until such time, if ever, that the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or debt securities, the ownership interest of its stockholders will be diluted. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected.

c.	Basis of Presentation:

These unaudited Condensed consolidated financial statements have been prepared as of June 30, 2026 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited Condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2025 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 26, 2026 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

d.	Revenue Recognition – Contract Balances

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $1,379 and $1,581 as of June 30, 2026 and December 31, 2025, respectively and are presented under deferred revenues. During the Six-month period ended June 30, 2026, the Company recognized revenues in the amount of $202 which have been included in the contract liabilities at December 31, 2025.

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. The company’s short-term investment consists of an equity investment in a publicly traded company.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	June 30, 2026
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short term deposits	$4,052	$-	$4,052	$-
Short-term equity investment	$6	$6	$-	$-

	December 31, 2025
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short term deposits	$3,011	$-	$3,011	$-
Short-term equity investment	$1	$1	$-	$-

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 4:-	EARNING PER SHARE

Basic and diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share”.

The following table sets forth the computation of basic and diluted net loss per share for the periods presented:

	Six months ended June 30,
	2026	2025

Numerator:
Net loss applicable to shareholders of Ordinary Shares	$(4,601)	$(4,876)

Denominator:
Weighted average shares used in computing basic and diluted net loss per share (*)	3,711,018	1,137,303
Net loss per share of Ordinary Share, basic and diluted	$(1.24)	$(4.29)

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 6.

All outstanding share options and warrants (except for prefunded warrants) for the period ended June 30, 2026 and 2025 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six months ended June 30,
	2026	2025

Options	204,465	49,600

Warrants	4,228,828	890,542

Total	4,433,293	940,142

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 5:-	CONTINGENT LIABILITIES AND COMMITMENTS

According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the National Institutes of Health (NIH), the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a.	A one-time concession commission of €25 thousand;

b.	Annual royalties of €10 thousand until the clinical trials commence;

c.	2%-3% of net sales (as defined in the agreement) received by the Company;

d.	Royalties in a total amount of up to €850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 thousand upon initiation of Phase I studies; (ii) €100 thousand upon initiation of Phase II studies; (iii) €200 thousand upon initiation of Phase III studies; and (iv) €500 thousand upon marketing approval by any regulatory authority.

e.	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of June 30, 2026 and December 31, 2025, no material accrual has been recorded with respect to Leiden University.

NOTE 6:-	SHAREHOLDERS’ EQUITY

1.	All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

a.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

b.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

c.	The right to participate in the distribution of the Company’s assets upon liquidation.

2.	On June 4, 2026, our shareholders increased our authorized share capital by 16,000,000 shares, such that our authorized share capital is equal to 30,000,000 shares, with no par value

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

3.	Issuance of ordinary shares and warrants:

On March 4, 2026, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of certain of the Company’s existing warrants to purchase up to 795,869 of the Company’s American Depositary Shares (“ADS”), each ADS representing two ordinary shares, no par value, issued on July 29, 2025 at an exercise price of $9.34 per ADS (the “Existing Warrants”).

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 795,869 of the Company’s ADSs at a reduced exercise price of $5.00 per ADS in consideration of the Company’s agreement to issue new warrants to purchase ADSs (the “New Warrants”), as described below, to purchase up to an aggregate of 1,591,738 ADSs (the “New Warrant Shares”), at an exercise price of $5.00 per ADS. The Company received aggregate gross proceeds of $4.0 million from the exercise of the Existing Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company.

The transaction was accounted for as a modification of the existing warrants under ASC 815-40. Since the existing warrants and the new warrants qualified for equity classification before and after the transaction, the incremental fair value resulting from the modification, amounting to $133, was recorded as an equity issuance cost.

The Company also agreed to pay the placement agent a cash fee equal to 7.0% of the aggregate gross proceeds received from the Holder’s exercise of the Existing Warrants, as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the Existing Warrants. The Company has also agreed to issue to the placement agent to purchase up to 55,711 ADSs which will have the same terms as the New Warrants except that the Placement Agent Warrants will have an exercise price equal to $6.25 per ADS. Similar to the New Warrants, the Placement Agent Warrants will be immediately exercisable from the date of issuance until the two year anniversary of the effective date of the resale registration statement. In addition, the Company has also agreed to pay the placement agent $91 for other fees.

As part of the Inducement letter, the Company also received gross proceeds of approximately $350 following the exercise of 37,465 Existing Warrants.

4.	Share options plan:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the Company’s 2013 Plan, in May 2023, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 28,333.

On August 30, 2023, the Company’s board of directors approved the adoption on a new 2023 Share Option Plan (the “2023 Plan”). The Company has 203,333 shares reserved for issuance under the 2023 Plan.

Under the Company’s Plans, the Company may grant its officers, directors, employees and consultants, share options. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement, provided that no option will be granted with a term in excess of 10 years.

As of June 30, 2026, 23,686 shares are available for future grant under the Company’s 2023 Plans.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	Six months ended June 30, 2026

Risk-free interest rate	3.93 – 3.67%
Expected volatility	87.10- 92.72%
Dividend yield	0
Contractual life	10
Early Exercise Multiple (Suboptimal Factor)	2.5
Exercise price (NIS)	5.94-6.77

The following table summarizes the Company’s options activity during the Six months ended June 30, 2026:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value	weighted average of the grant date fair value

Outstanding at December 31, 2025	49,533	$87.31	6.6	-	-
Grants	155,000	$2.11	10	-	$0.00
Expired	(68)	$4,479	-	-	-

Outstanding at June 30, 2026	204,465	$23.10	9.0	-	-

Vested and expected to vest at June 30, 2026	204,465	$23.10	9.0	-	-

Exercisable at June 30, 2026	35,104	$111.13	6.7	-	-

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

Share based expenses recognized in the financial statements:

	Six months ended June 30
	2026	2025

Research and development	$36	$30
General and administrative (*)	56	221

	$92	$251

5.	Warrants to purchase ordinary share:

The following table summarizes information regarding outstanding warrants to purchase the Company’s ordinary shares as of June 30, 2026:

Issuance date	Number of outstanding Warrants	Exercise price per warrant

January 2023 agent	9,545	$68.75
November 2023	243,377	$17.50
November 2023 agent	13,746	$19.13
August 2024	571,429	$22.50
August 2024 agent	20,000	$21.90
April 2025	17,500	$15.0
July 2025	58,333	$7.50
March 30 2026	3,183,476	$2.50
March 30 2026 agent	111,422	$3.13
	4,228,828

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (Cont.)

6.	Share split:

On November 10, 2025, a Special General Meeting of Shareholders of the Company approved a reverse split at a ratio of 1:3,000.

Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares underlying each of the Company’s American Depositary Shares (ADSs), such that its ratio of ADSs to ordinary shares will change from one (1) ADS representing three hundred (300) ordinary shares to a new ratio of one (1) ADS representing two (2) ordinary shares and no adjustment will be made to the outstanding number of the ADSs of the Company.

For accounting purposes, all share and per share amounts for ordinary shares, preferred shares, warrants, options and loss per share amounts have been adjusted to give retroactive effect to the forward and reverse share splits for all periods presented in these financial statements.

Any fractional shares of more than one-half of one whole share that resulted from the reverse share splits have been rounded up to the nearest whole share.

NOTE 7:-	SUBSEQUENT EVENTS

On September 2, 2026, the Company announced the entry into a definitive agreement for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 1,591,738 ADSs, having an exercise price of $5.00 per ADS, issued in March 2026, at a reduced exercise price of $2.50 per ADS.

In consideration for the immediate exercise of the warrants for cash, the Company will issue new unregistered warrants to purchase up to 3,183,476 ADSs. The new warrants will have an exercise price of $2.50 per ADS, will be immediately exercisable until the twenty-four month anniversary of the effective date of the Resale Registration Statement.

The gross proceeds from the exercise of the warrants were approximately $4,000, prior to deducting placement agent fees and offering expenses.